To:    All CCS and FNANB Notes Users

  Subject:        From Alan McCollough

To All Circuit City Associates:

This morning, we announced, as planned, earnings for the fourth quarter and fiscal year ended February 29, 2004. We also announced two additional news items, which, I hope you will agree, represent exciting new initiatives that we are taking to revitalize the performance of our company. First, we have entered into a definitive agreement with InterTAN, Inc., under which we will acquire InterTAN, a leading consumer electronics retailer of both private-label and internationally branded products with headquarters in Barrie, Ontario, in a cash tender offer for $14 per InterTAN common share, or approximately $284 million. Second, we have entered into an agreement to purchase the assets of MusicNow, Inc. I would like to briefly review each of these announcements.

Fourth Quarter and Fiscal Year 2004 Earnings.
Total sales for our fourth quarter ended February 29, 2004, increased 2 percent to $3.25 billion from $3.19 billion for the fourth quarter ended February 28, 2003. Comparable store merchandise sales increased 1 percent. The fourth quarter net earnings from continuing operations totaled $94.7 million, or 46 cents per share, for fiscal 2004, compared with $66.5 million, or 32 cents per share, for fiscal 2003.

For the fiscal year ended February 29, 2004, total sales decreased 2 percent to $9.75 billion from $9.95 billion for fiscal 2003. Comparable store merchandise sales decreased 3 percent. The net loss from continuing operations totaled $787,000, or 0 cents per share, compared with a net loss from continuing operations of $5.3 million, or 3 cents per share, for the fiscal year ended February 28, 2003.

Although these results are still not where we need to be, I want to thank each of you for helping us make the progress we have. The fourth quarter results, in particular, reflect significant expense reductions that you have helped us achieve. I appreciate your diligence in these efforts and your understanding that in the competitive industry in which we operate, we can turn a profit only if we pay close attention to expense management. Our store Associates implemented a number of significant changes in our operating model during the past year. In the current year, we are committed to slowing down the pace of operational change and focusing more on execution and the consistent delivery of outstanding service to our customers.

InterTAN, Inc.
InterTAN operates more than 980 retail stores and dealer outlets in Canada under the trade names RadioShack(r), Rogers Plus(r) and Battery Plus(r). InterTAN uses the trade name RadioShack(r) in Canada under license from RadioShack Corporation. RadioShack spun off and divested its ownership interest in InterTAN in 1987.

Through this acquisition, we expect to bring to our Circuit City team an organization that has proven strengths in the private-label business. We believe that, when partnered with our own direct import organization, the acquisition will enable us to more rapidly expand our private-label merchandise selection and effectively showcase this merchandise in our Circuit City Superstores. In addition, we will gain a Canadian operation with a successful Canadian retail format, marking our first move into the Canadian market.

We believe that InterTAN will be a strong financial contributor as well. InterTAN generates annual revenues of approximately $400 million, gross margins of approximately 40 percent and a net operating margin of approximately 5 percent. The company's full merchandise assortment includes a variety of accessories and electronic gadgets.

Under the terms of the agreement, we will commence a tender offer to acquire all outstanding shares of InterTAN common stock. The tender offer will be conditioned upon at least a majority of the fully diluted shares being tendered. If successful, the tender offer will be followed by a merger in which the holders of the remaining outstanding shares of InterTAN common stock will receive $14 per share in cash. The transaction, which has been approved by each company's board of directors, is contingent upon customary closing conditions, including regulatory and other standard approvals.

Upon conclusion of the tender offer, expected in the second quarter of 2004, InterTAN will become a subsidiary of Circuit City, but its headquarters will remain in Barrie. Brian Levy, president and chief executive officer of InterTAN, will report to me. We have a great deal of respect for InterTAN's management and Associates, and we do not expect to make any changes in their Canadian operations.


MusicNow, Inc.
MusicNow offers consumers an online digital music store and service with more than 40 channels of original musical programming and content from all five major music labels and two independent labels. Customers may purchase tracks and albums a la carte or subscribe to MusicNow's subscription service, which provides unlimited access to the MusicNow library for a monthly subscription fee. MusicNow is primarily marketed through distribution partners, including SBC Yahoo DSL, Charter Communications and Microsoft.

We believe that MusicNow can add another dimension to our already strongly growing Web business. We plan to integrate MusicNow's platform into circuitcity.com and into our Superstores nationwide. We also anticipate that our relationship with MusicNow will enable them to continue expanding their content offering to consumers as well as develop additional private-label or co-branded download subscription sites with other companies.

The financial terms of our deal with MusicNow have not been publicly disclosed, but we do not expect them to be financially material to Circuit City. Fiona Dias will manage the MusicNow relationship for Circuit City, and the MusicNow management will report directly to her.

We are revitalizing Circuit City. We are doing it with new formats. We are doing it with new locations. We are doing it through your efforts to serve our internal and external customers, while also reducing expenses to appropriate levels. These two acquisitions will help us do it through more new products and services for our customers.

Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of InterTAN. At the time the offer is commenced, Circuit City will file a tender offer statement with the U.S. Securities and Exchange Commission and InterTAN will file a solicitation/recommendation statement with respect to the offer. Investors and InterTAN stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be made available to all InterTAN stockholders at no expense to them and, when available, may be obtained at no charge at the SEC's Web site at www.sec.gov.